Exhibit 99.2

Notice and Access Notification to Shareholders
Notice of 2021 Annual Meeting of Shareholders and Notice of Availability of Meeting Materials

Annual Meeting of Shareholders of Cameco Corporation will be held:

When:	Thursday, May 6, 2021	Via live audio webcast from Saskatoon, SK at
	8:30 a.m. local time	https://web.lumiagm.com/169464941

Cameco Corporation (the Company) has adopted the notice-and-access method for delivery of its meeting materials to its shareholders. As a registered or non-registered shareholder you are receiving this notification to advise that the meeting materials in connection with the 2021 annual meeting of shareholders are available online. The use of this alternate means of delivery is permitted by Canadian securities regulators and minimizes the use of printed paper materials to reduce printing, paper and mailing costs associated with the annual meeting of shareholders.

The Company has posted online electronic copies of the management proxy circular and the company’s 2020 annual report (which includes its audited consolidated financial statements for the fiscal year ended December 31, 2020 and related management’s discussion and analysis) (collectively, the meeting materials). Shareholders who have not provided standing instructions to receive meeting materials by mail are receiving this notification, along with either a proxy form or voting instruction form, so they may provide their voting instructions.

ACCESSING THE MEETING MATERIALS ONLINE

• Via the Invest section of our website at cameco.com/invest/2021-annual-meeting	• The company’s page on SEDAR (sedar.com)

MATTERS TO BE RECEIVED OR VOTED ON AT THE MEETING (see pages 7 and 8 of management proxy circular)	Page references in management proxy circular
• Elect the directors – election of the directors of Cameco Corporation	page 7 and pages 17 to 27

• Reappoint the auditors – reappoint the independent auditors and authorize the directors to fix their remuneration	page 7

• Receive the financial statements – receive the audited consolidated financial statements for the financial year ended December 31, 2020 and the auditor’s report thereon	page 8

• Advisory vote on executive compensation (“say on pay”) – consider, and if deemed appropriate, adopt a non-binding advisory resolution on the company’s approach to executive compensation	page 8 and pages 61 to 102

SHAREHOLDERS ARE REMINDED TO REVIEW THE MANAGEMENT PROXY CIRCULAR PRIOR TO VOTING AS IT HAS BEEN PREPARED TO GUIDE YOUR VOTING DECISIONS.

OBTAINING A PAPER COPY OF THE MEETING MATERIALS

At any time prior to the meeting or for a period of one year from the date the meeting materials are filed on SEDAR, you can request a free paper copy by:

•	Calling 1-888-433-6443 (toll free) or 416-682-3801 outside Canada and the United States

•	Sending an email to: fulfilment@astfinancial.com

Requests for paper copies made before the meeting will be sent to you within three business days of receiving your request. To ensure receipt of the paper copy in advance of the voting deadline and meeting date, we estimate that your request must be received no later than 4:00 p.m. (Saskatoon time) on April 22, 2021 (this takes into account the three business day period for processing requests as well as typical mailing times). Please note that if you request a paper copy of the meeting materials, you will not receive a new proxy form or voting instruction form, so please keep the original form sent with this notice in order to vote.

Requests for paper copies made on or after the date of the meeting will be sent to you within 10 days after receiving your request.

VOTING

Please note – You cannot vote by returning this notice. The voting process is different depending on whether you are a registered or non-registered shareholder. You are a registered shareholder if your name appears on your share certificate. You are a non-registered (beneficial) shareholder if your bank, trust company, securities broker, trustee or other financial institution holds your shares (your nominee). This means the shares are registered in your nominee’s name, and you are the beneficial shareholder. To vote in advance of the meeting, choose which of the two voting methods set out below applies to you. You will need your control number contained in the accompanying proxy form or voting instruction form in order to vote online.

Registered shareholders - You can vote by completing the proxy form and sending it to AST Trust Company (Canada), Attention: Proxy Department at P.O. Box 721, Agincourt, ON M1S OA1, voting online at www.astvotemyproxy.com or by telephone at 1-888-489-5760.

Non-registered shareholders - You can vote by completing the voting instruction form and sending it to Data Processing Centre, P.O. Box 3700, Stn Industrial Park, Markham, ON L3R 9Z9, voting online at www.proxyvote.com or by telephone at 1-800-474-7493.

Submit your voting instructions right away to meet the voting deadline. For your proxy voting instructions to be valid, they must be received by AST Trust Company (Canada) before 8:30 a.m. CST on Tuesday, May 4, 2021, or if the meeting is postponed or adjourned, no later than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the meeting is reconvened.

Registered shareholders and duly appointed proxyholders will be able to participate in the meeting, submit questions and vote, all in real time, by connecting to the meeting via the internet to https://web.lumiagm.com/169464941 using the latest version of Chrome, Safari, Edge or Firefox on your computer, tablet or smartphone. Non-registered shareholders who have appointed themselves as proxyholders will be able to participate in the meeting, submit questions and vote. Non-registered shareholders who have not appointed themselves as proxyholders, may attend as guests, and guests will not be able to vote or ask questions at the meeting.

Any shareholder that wishes to appoint a person other than the management nominees identified on the form of proxy or voting instruction form (including a non-registered shareholder who wishes to appoint themselves to attend) must carefully follow the instructions in the circular and on the form of proxy or voting instruction form. These instructions include the additional step of registering with our transfer agent, AST Trust Company (Canada), prior to the meeting, but after submitting the form of proxy or voting instruction form. You must follow these instructions closely as the steps are different than for in-person meetings.

See voting instructions on pages 9 through 15 of the management proxy circular for information on how to vote and other important things to know.

QUESTIONS

Shareholders with questions or who wish to obtain further information about notice and access can call AST Trust Company (Canada) toll free at 1-800-387-0825.